UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G /A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

DLH Holdings Corp.
(Name of Issuer)
Common Stock, par value $0.001per share
(Title of Class of Securities)
23335Q 100
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23335Q 100	13G/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Zachary C. Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,062,164 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,062,164 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,062,164 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Consists of (i) 137,124 shares of Common Stock held of record by Mr. Parker and (ii) options to purchase an aggregate of 925,000 shares of Common Stock of which (A) options to purchase 725,000 shares of Common Stock are vested and exercisable by the Reporting Person and (B) options to purchase 200,000 shares of Common Stock are subject to performance-based vesting requirements and are not able to be exercised by the Reporting Person.

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CUSIP No. 23335Q 100	13G/A	Page 3 of 6

(2)
Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 11,241,614 shares of Common Stock outstanding as of December 21, 2016, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person which may issued upon the exercise of options held by the Reporting Person, which options are treated as being exercised for shares of Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1(a)	Name of Issuer:
DLH Holdings Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
3565 Piedmont Rd., N.E., Bldg. 3 – Suite 700, Atlanta, Georgia 30305

Item 2(a)	Name of Person Filing:
Zachary C. Parker

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address for the principal business office of Zachary C. Parker is:

c/o DLH Holdings Corp.
3565 Piedmont Rd., N.E., Bldg. 3 – Suite 700
Atlanta, Georgia 30305

Item 2(c)	Citizenship:
Zachary C. Parker - United States

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

23335Q 100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

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CUSIP No. 23335Q 100	13G/A	Page 4 of 6

Item 4	Ownership:
(a)     Amount beneficially owned:
1,062,164 (1)
(b)     Percent of class:
8.7% (1)(2)
(c)     Number of shares as to which the person has:
(i) Sole power to vote or direct the vote or to direct the vote: 1,062,164 (1)

(ii) Shared power to vote or to direct the vote: None.
(iii) Sole power to dispose or to direct the disposition of: 1,062,164 (1)
(iv) Shared power to dispose of or direct the disposition of: None.

(1)
Consists of (i) 137,124 shares of Common Stock held of record by Mr. Parker and (ii) options to purchase an aggregate of 925,000 shares of Common Stock of which (A) options to purchase 725,000 shares of Common Stock are vested and exercisable by the Reporting Person and (B) options to purchase 200,000 shares of Common Stock are subject to performance-based vesting requirements and are not able to be exercised by the Reporting Person.

(2)
Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 11,241,614 shares of Common Stock outstanding as of December 21, 2016, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person which may issued upon the exercise of options held by the Reporting Person, which options are treated as being exercised for shares of Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

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CUSIP No. 23335Q 100	13G/A	Page 5 of 6

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
Not applicable.
This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

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CUSIP No. 23335Q 100	13G/A	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2017

ZACHARY C. PARKER

/s/ Zachary C. Parker
Name: Zachary C. Parker

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